CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Capital Protected Notes due 2013	$16,000,000.00	$1,712.00

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 159
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For Capital Protected Notes	Dated December 1, 2006
Dated March 14, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due December 11, 2013
Based on the Value of a Basket of Three Indices

The Capital Protected Notes due December 11, 2013 Based on the Value of a Basket of Three Indices, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of a basket consisting of the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE Index®.

Final Terms:
		Bloomberg	Percentage	Initial Index
Underlying indices:	Basket Indices	Page	Weighting	Closing Value	Multiplier
	S&P 500® Index:	SPX	40%	1,396.71	0.286387296
	Russell 2000® Index:	RTY	30%	781.17	0.384039326
	MSCI EAFE Index® :	MXEA	30%	2,010.99	0.149180255

Aggregate principal amount:

Pricing date:

Original issue date (settlement date):

Maturity date:

Issue price:

Stated principal amount:

Interest rate:

Denominations:

Principal protection level:

Bull notes or bear notes:

Payment at maturity:

Supplemental redemption amount:

$16,000,000

December 1, 2006

December 11, 2006, which is the sixth trading day following the pricing date

December 11, 2013, subject to postponement in the event of certain market disruption events

$1,000 per note

$1,000 per note

None

$1,000 (and integral multiples thereof)

100%

Bull notes

$1,000 plus the supplemental redemption amount, which may be zero

The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.

Participation rate:	119%

Index percent change:	The percentage by which the final index value exceeds the initial index value, calculated as follows: (final index value – initial index value) / initial index value

Initial index value: Basket closing value:

1,000, the basket closing value used to determine the multipliers on the basket setting date

The sum of the products of the index closing value of each of the underlying indices and the applicable multiplier for each of the underlying indices

Basket setting date: Final index value: Determination date: Call right: Listing: CUSIP:

The pricing date

The basket closing value on the determination date

December 9, 2013, subject to postponement in the event of certain market disruption events

The notes are not callable prior to maturity

The notes will not be listed on any securities exchange

61746SDC0

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per Note	$1,000.00	$0	$1,000.00
Total	$16,000,000	$0	$16,000,000
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Capital Protected Notes dated March 14, 2006:
http://sec.gov/Archives/edgar/data/895421/000095010306000523/dp02252_424b2.txt

Prospectus dated January 25, 2006:
http://sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $1,000, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the basket indices. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

where,

participation
rate	=	119%
initial index
value	=	1,000
final index value	=	the basket closing value as determined on the determination
		date
basket closing
value	=	the sum of the products of the index closing value of each of
		the underlying indices and the applicable multiplier for each
		of the underlying indices

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example #1:

The hypothetical final index value is 50% greater than the initial index value.

Participation rate:	119%
Initial index value:	1,000
Hypothetical final index value:	1,500

     In the example above, the total payout at maturity per note will equal $1,595, which is the sum of the stated principal amount of $1,000 and a supplemental redemption amount of $595.

Example #2:

The hypothetical final index value is 50% lower than the initial index value.

Participation rate:	119%
Initial index value:	1,000
Hypothetical final index value:	500

     In the example above, because the hypothetical final index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the stated principal amount of $1,000 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final index value, which is equal to the basket closing value on the determination date. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of the participation rate on each $1,000 stated principal amount of notes for specified final index values on the amount payable to you at maturity beginning on page S-9 of the prospectus supplement for capital protected notes.

The Underlying Indices

     For a description of the Underlying Indices to which the notes will be linked, including license agreement and historical information, see “Annex A—Underlying Indices,” attached to this pricing supplement.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the basket indices. Such purchase activity could have increased the value of the basket indices, and, therefore, have increased the value at which the basket indices must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Risk Factors

     The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the stated principal amount at maturity. If the final index value is less than or equal to the initial index value, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. The return of only the stated principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The notes do not pay interest. Unlike ordinary debt securities, the notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the basket indices at any time and, in particular, on the determination date, the volatility of the basket indices, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the basket indices and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Changes in the value of one or more of the basket indices may offset each other. Price movements in the basket indices may not correlate with each other. At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value. Therefore, in calculating the basket closing value on the determination date, increases in the value of one or more of the basket indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

     Investing in the notes is not equivalent to investing in the basket indices. Investing in the notes is not equivalent to investing in the basket indices or their component stocks. See “Hypothetical Payouts on the Capital Protected Notes” above.

     Adjustments to the basket indices could adversely affect the value of the notes. The publisher of any basket index can add, delete or substitute the stocks underlying the basket index, and can make other methodological changes that could change the value of the basket index. The publisher of any basket index may discontinue or suspend calculation or publication of the basket index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie any basket index.

     There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the basket indices or other instruments related to the basket indices are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the respective index business days for each index immediately following the date of this pricing supplement and on the determination date could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the index business day immediately following the date of this pricing supplement could have affected the initial index value and, as a result, could have increased the value at which the basket indices must close on the determination date before you receive a payment at maturity that exceeds the stated principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the basket indices on the determination date and, accordingly, the amount of cash you will receive at maturity.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-15 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

     See “ERISA–Other Capital Protected Notes” in the prospectus supplement for capital protected notes.

United States Federal Taxation

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. It has been determined that the comparable yield will be a rate of 5.1231% per annum compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) would consist of a projected amount equal to $1,424.99 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through December
31, 2006	$2.7039	$2.7039
January 1, 2007 through June 30, 2007	$25.6848	$28.3887
July 1, 2007 through December 31, 2007	$26.3427	$54.7314
January 1, 2008 through June 30, 2008	$27.0175	$81.7489
July 1, 2008 through December 31, 2008	$27.7095	$109.4584

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

January 1, 2009 through June 30, 2009	$28.4193	$137.8777
July 1, 2009 through December 31, 2009	$29.1473	$167.0250
January 1, 2010 through June 30, 2010	$29.8939	$196.9189
July 1, 2010 through December 31, 2010	$30.6597	$227.5786
January 1, 2011 through June 30, 2011	$31.4450	$259.0236
July 1, 2011 through December 31, 2011	$32.2505	$291.2741
January 1, 2012 through June 30, 2012	$33.0766	$324.3508
July 1, 2012 through December 31, 2012	$33.9239	$358.2747
January 1, 2013 through June 30, 2013	$34.7929	$393.0676
July 1, 2013 through December 11, 2013	$31.9175	$424.9850

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Annex A

The Underlying Indices

     The S&P 500 Index. The S&P 500 Index® was developed by Standard & Poor’s® Corporation, which we refer to as S&P®, and is calculated, maintained and published by S&P. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The S&P 500 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index” in the prospectus supplement for capital protected notes.

     The Russell 2000 Index. The Russell 2000® Index is an index calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S. and its territories. The Russell 2000 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information— Russell 2000 Index” in the prospectus supplement for capital protected notes.

     The MSCI EAFE Index. The MSCI EAFE Index® is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and in Europe and Asia, which are Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index” in the prospectus supplement for capital protected notes.

     License Agreement between S&P and Morgan Stanley. “Standard &Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for capital protected notes.

     License Agreement between Frank Russell Company and Morgan Stanley. The “Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information— Russell 2000 Index — License Agreement between Frank Russell Company and Morgan Stanley” in the prospectus supplement for capital protected notes.

     License Agreement between MSCI and Morgan Stanley. “MSCI EAFE Index®” is a trademark of MSCI and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information— MSCI EAFE Index — License Agreement between MSCI and Morgan Stanley” in the prospectus supplement for capital protected notes.

     Historical Information. The following tables set forth the published high and low index closing values for each basket index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through December 1, 2006. The S&P 500 Index closing value, the Dow Jones Russell 2000 Index closing value and the MSCI EAFE Index closing value on December 1, 2006 were 1,396.71, 781.17 and 2,010.99 respectively. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values, the historical price performance of the basket indices and the degree of correlation between the price trends of the basket indices (or lack thereof) should not be taken as an indication of future performance or trends.

S&P 500 50 Index	High	Low	Period End

2001
First Quarter	1,373.73	1,117.58	1,160.33
Second Quarter	1,312.83	1,103.25	1,224.42
Third Quarter	1,236.72	965.80	1,040.94
Fourth Quarter	1,170.35	1,038.55	1,148.08
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter
(through December 1, 2006)	1,406.09	1,331.32	1,396.71

Russell 2000 Index	High	Low	Period End

2001
First Quarter	511.66	432.80	450.53
Second Quarter	517.23	425.74	512.80
Third Quarter	498.19	378.89	404.87
Fourth Quarter	493.62	397.60	488.50
2002
First Quarter	506.46	458.40	506.46
Second Quarter	522.95	452.45	462.65
Third Quarter	447.73	356.58	362.27
Fourth Quarter	410.24	327.04	383.09
2003
First Quarter	398.45	345.94	364.54
Second Quarter	458.01	368.69	448.37
Third Quarter	520.20	449.17	487.68
Fourth Quarter	565.47	500.32	556.91
2004
First Quarter	601.50	557.63	590.31
Second Quarter	606.39	535.34	591.52
Third Quarter	582.72	517.10	572.94
Fourth Quarter	654.57	564.88	651.57
2005
First Quarter	644.95	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22
2006
First Quarter	765.14	684.05	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter (through December
1, 2006)	792.91	718.35	781.17

MSCI EAFE Index	High	Low	Period End

2001
First Quarter	1,495.36	1,220.79	1,282.99
Second Quarter	1,386.40	1,248.98	1,261.49
Third Quarter	1,271.95	995.59	1,080.95
Fourth Quarter	1,178.79	1,072.45	1,154.96
2002
First Quarter	1,179.43	1,060.01	1,155.60
Second Quarter	1,190.24	1,073.77	1,123.01
Third Quarter	1,128.11	881.44	897.05
Fourth Quarter	988.28	857.43	952.65
2003
First Quarter	984.21	823.51	868.55
Second Quarter	1,074.97	876.58	1,025.74
Third Quarter	1,138.13	1,024.11	1,103.39
Fourth Quarter	1,288.77	1,124.33	1,288.77
2004
First Quarter	1,365.62	1,286.25	1,337.07
Second Quarter	1,360.32	1,226.65	1,327.97
Third Quarter	1,328.19	1,258.55	1,318.03
Fourth Quarter	1,515.48	1,329.37	1,515.48
2005
First Quarter	1,568.18	1,462.16	1,503.85
Second Quarter	1,518.07	1,439.66	1,473.72
Third Quarter	1,618.84	1,450.18	1,618.84
Fourth Quarter	1,696.07	1,533.92	1,680.13
2006
First Quarter	1,841.74	1,684.06	1,827.65
Second Quarter	1,980.26	1,681.70	1,822.88
Third Quarter	1,914.88	1,708.45	1,885.26
Fourth Quarter (through
December 1, 2006)	2,012.31	1,890.59	2,010.99

The following graph sets forth the hypothetical historical performance of the basket. The graph covers the period from January 1, 2001 through December 1, 2006. The graph does not attempt to show your expected return on an investment in the notes. The graph reflects the historical prices of the basket indices, including the effect of offset and correlation in the movement of these prices. The hypothetical historical performance of the basket and the historical performance of the basket indices should not be taken as an indication of their future performance.